NEWS RELEASE

NOVEMBER 8, 2006

CANETIC RESOURCES TRUST THIRD QUARTER 2006 FINANCIAL RESULTS

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN–TSX; CNE–NYSE) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2006.

Highlights of the third quarter include:

•

Closing the northeast British Columbia and central Alberta (“Samson”) acquisition on August 31, 2006 for approximately $900 million. Canetic acquired approximately 13,500 barrels of oil equivalent (“boe”) per day of production, 40.1 million boe of proved plus probable reserves and 230,000 net acres of undeveloped land.  The acquisition was financed by the issuance of 20.8 million trust units for total proceeds of $460 million as well as $230 million principal amount of 6.5% convertible extendible unsecured subordinated debentures.  The acquisition balances Canetic’s production profile to approximately 53 percent crude oil and liquids and 47 percent natural gas and increases Canetic’s total proved plus probable reserves to approximately 275 million boe.

•

Production for the third quarter averaged 74,475 boe per day, an increase of 85 percent compared to the third quarter of 2005 and 6 percent compared with the previous quarter.  Production for the first nine months of the year averaged 72,431 boe per day.

•

Funds flow from operations for the third quarter increased 116 percent to $200.3 million as compared to $92.7 million for the same period in 2005.  Funds flow from operations increased 128 percent to $580.1 million for the nine months ended September 30, 2006, up from $254.0 million in the same period in 2005.

•

Distributions per unit increased 18 percent compared with the same period in 2005.  During the quarter, Canetic’s monthly distributions were maintained at $0.23 per unit resulting in a payout ratio of 72 percent for the first nine months of 2006 as well as for the third quarter.

•

During the quarter, Canetic remained active in the exploitation of its assets, incurring $104.4 million in development expenditures while participating in the drilling of 92 gross wells with a 98 percent success rate.  Canetic currently anticipates maintaining the current $0.23 per unit distribution for the balance of the year.

•

Subsequent to the quarter end, on October 31, 2006, the Canadian Minister of Finance proposed changes to the taxation of Canadian income trusts.  The effect of the impending legislation is to tax income generated by income trusts at the same level as income generated by corporations.  Income trusts in existence on the date of the announcement, such as Canetic, would not be subject to this new tax until the taxation year 2011.  For more information, Unitholders are directed to the Outlook section of this news release.

Canetic will host a conference call to discuss the results on Thursday, November 9, 2006 at 8:00 a.m. MST (10:00 a.m. EST). The call is open to analysts, investors and all interested parties. To participate, call 416-695-5259 within the local Toronto area or 1-800-769-8320 toll free across North America. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible on Canetic's website at www.canetictrust.com. A telephone replay will be available through to November 30, 2006, by dialing 416-695-5275 (Toronto) or 1-888-509-0081 (toll-free) and entering passcode 634267 followed by the number sign.

2006 HIGHLIGHTS

	Three Months Ended September 30			Nine Months Ended September 30
($millions except per unit amounts)	2006	2005	change	2006(1)	2005	change
FINANCIAL
Gross revenue	368.5	217.4	70%	1,060.1	566.2	87%
Funds flow from operations (3)	200.3	92.7	116%	580.1	254.0	128%
Per unit – basic(2)	0.95	1.03	-8%	2.91	2.88	1%
Per unit – diluted(2)	0.93	1.02	-9%	2.85	2.85	-
Net earnings	102.7	6.5	1480%	244.7	17.2	1323%
Per unit – basic(2)	0.49	0.07	600%	1.23	0.20	515%
Per unit – diluted(2)	0.48	0.07	586%	1.21	0.19	537%
Distributions	144.9	52.3	177%	417.0	154.2	170%
Per unit(2)	0.6900	0.5850	18%	2.0700	1.7551	18%
Payout Ratio (3)	72	56	29%	72	61	18%
Capital expenditures
Development expenditures	104.4	38.4	172%	257.2	100.3	156%
Net capital expenditures	108.9	39.6	175%	280.6	105.6	166%
Total assets	5,853.2	1,507.1	288%	5,853.2	1,507.1	288%
Long-term debt	1,223.0	336.9	263%	1,223.0	336.9	263%
Net debt (excluding financial derivatives) (3)	1,210.5	316.4	283%	1,210.5	316.4	283%
Unitholders' equity	3,662.5	714.4	413%	3,662.5	714.4	413%
Weighted average trust units outstanding (000s) (2)	210,226	89,801	134%	199,640	88,042	127%
Trust units outstanding at period end (000s) (2)	224,530	90,837	147%	224,530	90,837	147%
OPERATING
Production (3)
Natural gas (mmcf/d)	181.4	107.4	69%	174.5	104.0	68%
Crude oil (bbl/d)	38,314	17,213	123%	37,765	18,061	109%
Natural gas liquids (bbl/d)	5,925	5,110	16%	5,577	5,368	4%
Barrel of oil equivalent (boe/d)	74,475	40,227	85%	72,431	40,770	78%
Average prices (3)
Natural gas ($/mcf)	6.21	9.08	-32%	7.04	7.98	-12%
Natural gas ($/mcf) (including financial instruments)	7.23	8.80	-18%	7.72	7.85	-2%
Crude oil ($/bbl)	67.27	66.82	1%	63.03	57.28	10%
Crude oil ($/bbl) (including financial instruments)	62.67	51.56	22%	58.63	46.98	25%
Natural gas liquids ($/bbl)	50.60	46.61	9%	48.81	39.03	25%
Total per boe ($/boe)	53.78	58.76	-8%	53.61	50.87	5%
Total per boe ($/boe) (including financial instruments)	53.91	51.49	5%	52.96	45.97	15%

(1) Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006.

(2) The merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”)has been accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006.  The comparative results for 2005 are those of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

(3) Please refer to the Advisory section at the end of this news release for definitions of Non-GAAP terms and frequently recurring terms and abbreviations.

DRILLING ACTIVITY	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Natural gas	55	19	150	41
Oil	34	28	101	45
Other	3	1	12	2
Total gross wells	92	48	263	88
Total net wells	43.2	35.5	125.6	54.1
Success rate (%)	98%	100%	97%	99%

PRESIDENT’S MESSAGE

Canetic provided solid financial and operational results for the third consecutive quarter since merging Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) to form Canetic, on January 5, 2006.  During the quarter we reported $368.5 million in gross revenue and $200.3 million of funds flow from operations.  Strong gross revenue and funds flow from operations were the result of increased production related to the merger of Acclaim and StarPoint and the Samson acquisition as well as strong crude oil prices offset by lower natural gas prices.

On August 31, 2006, Canetic closed the previously announced strategic acquisition of the Samson interests.  The acquisition balanced our production portfolio to 53 percent crude oil and liquids and 47 percent natural gas, added production, at the time of closing, of approximately 13,500 boe per day and increased our proved plus probable reserves base to almost 275 million boe.  The acquisition was financed through the issuance of equity and 6.5% convertible extendible unsecured subordinated debenture issue for total gross proceeds of $690 million.  By the end of the third quarter, we had successfully integrated the assets with the assistance of the more than 50 people who joined Canetic from Samson.  We have deferred most of the originally planned capital activities on these properties for the fourth quarter due to volatile natural gas prices and to enhance previously identified development opportunities in order to meet Canetic’s stringent project economic requirements and long term reservoir management objectives.  We will begin to pursue opportunities on these properties in the first quarter of 2007.

Our drilling and optimization programs continued to be highly successful during the third quarter, with Canetic participating in 92 gross wells (43.2 net) with a 98 percent success rate.  Our capital program, including drilling, recompletions and optimizations, year to date has added approximately 14,000 boe per day of production to offset our declines.

FINANCIAL RESULTS

	Three Months Ended			Nine Months Ended
($000s except per unit amounts)	Sep 30 2006	Jun 30 2006	Sep 30 2005	Sep 30 2006	Sep 30 2005
Gross Revenue	368,502	341,205	217,449	1,060,053	566,151
Funds Flow from operations	200,268	185,053	92,679	580,062	253,998
Per unit – basic(1)(2)	0.95	0.92	1.03	2.91	2.88
Per unit – diluted(1)(2)	0.93	0.89	1.02	2.85	2.85
Net earnings	102,663	82,875	6,538	244,733	17,186
Per unit – basic(1)(2)	0.49	0.41	.07	1.23	0.20
Per unit – diluted(1)(2)	0.48	0.40	.07	1.21	0.19

(1) Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006.

(2) All units of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic trust  unit for each Acclaim trust unit.

For the three months ended September 30, 2006, Canetic’s gross revenue increased 70 percent while funds flow from operations increased 116 percent compared to the same period in 2005 due to continued strong commodity prices and additional production volumes resulting from the merger of Acclaim and StarPoint and the Samson acquisition.  Third quarter gross revenue, funds flow from operations and net earnings increased 8 percent, 8 percent and 24 percent, respectively, compared with the previous quarter due largely to the additional production volumes associated with the Samson acquisition.

Gross revenue nearly doubled to $1,060.1 million for the first nine months of 2006 compared to the same period in 2005, attributable largely to additional production volumes related to the merger of Acclaim and StarPoint.  Year to date, funds flow from operations increased 128 percent compared to the same nine month period in 2005.  Our 2006 year to date funds flow from operations includes a realized loss on financial derivatives of $12.8 million as compared to a loss of $54.5 million for the same period in 2005.

Net earnings for the three and nine month periods ended September 30, 2006 increased substantially on both a total and per unit basis compared with the corresponding periods in 2005.  The substantial increase was primarily attributable to changes in the provision for future taxes as well as the accounting impact of reporting unrealized gains and losses on financial derivatives.  Net earnings for the third quarter of 2006 increased 24 percent, or 20 percent on a per unit basis, compared to the previous quarter. The increase in net earnings, quarter over quarter, is largely attributable to lower effective royalty rates and financial derivative gains reported in the third quarter.

PRODUCTION

	Three Months Ended			Nine Months Ended
	Sep 30 2006	Jun 30 2006	Sep 30 2005	Sep 30 2006	Sep 30 2005
Natural gas (mmcf/d)	181.4	166.0	107.4	174.5	104.0
Crude oil (bbl/d)	38,314	37,348	17,213	37,765	18,061
Natural gas liquids (bbl/d)	5,925	5,043	5,110	5,577	5,368
Boe/d	74,475	70,061	40,227	72,431	40,770

Average daily production for the three and nine month periods ended September 30, 2006 increased 85 percent and 78 percent, respectively, compared to the corresponding periods in 2005. The period over period increases in production were attributable mainly to the merger of Acclaim and StarPoint and strong results from our 2006 capital activities.  Third quarter average daily production increased approximately 6 percent compared with the second quarter of 2006, largely as a result of the completion of the Samson acquisition on August 31, 2006, offset by the impact of an extended turnaround at our Mitsue Gas Plant as well as unplanned turnarounds at third party facilities and tie-in delays associated with our second quarter program.

The Mitsue turnaround, originally scheduled to last approximately one week, was not brought back into production for approximately four weeks due to required maintenance and repair work identified after the turnaround commenced.  Upon inspection of the facility following the shutdown, a number of vessels required remedial work that was not originally anticipated.  The repairs were completed to ensure the long term sustainability, safety and efficient operation of the facility.  The associated production loss for the quarter was approximately 700 boe per day.  The extended turnaround will have an undetermined impact on our fourth quarter production volumes as it straddled the quarter end and various operational difficulties in the Mitsue field, attributable to the extended downtime, have resulted in reduced rates since start up.  We anticipate that the field will be operating at approximately 15 percent reduced rates through the first quarter of 2007, as infrastructure work is completed.

Canetic Management currently anticipates exiting 2006 with production of approximately 82,000 boe per day.  This estimate incorporates our revised expectations with respect to the impact of start-up and maintenance issues at Mitsue, which will extend into the first quarter of 2007.  It also reflects the delay of projects on the recently acquired Samson properties as well as the impact of adjustments to our operated drilling program in the third and fourth quarter, whereby we shifted the focus of the program from near term production adds to programs designed to achieve higher economic returns in a weaker natural gas environment.  The anticipated exit rate for 2006 remains subject to the ongoing performance of recently drilled wells in our Acheson D3a pool as well as certain wells drilled in Pouce Coupe in northern Alberta and at Alderson and Suffield West in southern Alberta.

Management currently anticipates providing guidance for 2007 production in early December following approval of Canetic’s 2007 Capital Budget by the Board of Directors.

PRICING

	Three Months Ended			Nine Months Ended
	Sep 30 2006	Jun 30 2006	Sep 30 2005	Sep 30 2006	Sep 30 2005
Natural gas ($/mcf)	6.21	5.97	9.08	7.04	7.98
Natural gas ($/mcf) (incl. financial instruments)	7.23	6.80	8.80	7.72	7.85
Crude oil ($/bbl)	67.27	67.29	66.82	63.03	57.28
Crude oil ($/bbl) (incl. financial instruments)	62.67	61.97	51.56	58.63	46.98
Natural gas liquids ($/bbl)	50.60	48.90	46.61	48.81	39.03
Total per boe ($/boe)	53.78	53.52	58.76	53.61	50.87
Total per boe ($/boe) (incl. financial instruments)	53.91	52.63	51.49	52.96	45.97
BENCHMARK PRICING
WTI oil (U.S. $ per bbl)	70.55	70.70	63.16	68.29	55.45
AECO Spot gas (Cdn $ per mcf)	5.55	6.00	9.27	6.35	7.85
NYMEX gas (U.S. $ per mmbtu)	6.52	6.89	7.90	7.87	7.09
Currency (U.S. $/Cdn $)	0.8919	0.8914	0.8324	0.8832	0.8172

The average posted price of West Texas Intermediate (WTI) crude during the third quarter remained essentially unchanged on a quarter over quarter basis.  Canetic’s corporate average oil price differential narrowed slightly in relation to the benchmark NYMEX WTI futures contracts in the third quarter compared to the second quarter of 2006.  This narrowing is attributable to seasonal fluctuations in heavy oil differentials, to which Canetic has exposure for a portion of its crude oil production.

The Trust’s corporate average price for natural gas, before adjustments for financial instruments, for the third quarter of 2006 decreased 32 percent as compared to the same period in 2005.  For the first nine months of 2006, Canetic’s average natural gas price, before adjustments for financial instruments, decreased 12 percent compared to the same period in 2005.

COMMODITY PRICE RISK MANAGEMENT

During the third quarter crude oil prices continued to experience significant volatility triggered by geo-political events similar to what had been experienced in the second quarter. Tensions over the Iranian nuclear program continued while the Israeli-Hezbollah conflict added concerns about the security of crude oil supply from the Middle East. Prices for the prompt month NYMEX WTI crude oil contract peaked at US$76.98 per barrel in the second week of August leading up to the ceasefire. Also contributing to the run up in prices during this period was the thwarted terrorist plot against airlines at Heathrow and the announcement of significant crude oil shut-ins at Prudhoe Bay. The Israeli-Hezbollah conflict appears to have been the most significant event impacting prices during the quarter because once it became clear that the ceasefire would hold, crude oil prices began a long descent downward. More recently there has been growing concern as to whether the U.S. economy is starting to slow and if so, what impact this would have on crude oil demand growth and prices.

Natural gas inventories in North America are at their highest levels ever. Last winter was one of the warmest on record and this has generally been attributed as the cause of the current inventory situation. The historically high prices experienced throughout most of 2005 appear to have impacted both the supply and demand factors that are now contributing to the current natural gas environment. While the record high prices encouraged increased natural gas drilling resulting in higher year over year production levels in the U.S. they are also believed to have contributed to some year over year loss of industrial demand for natural gas. Despite these factors, weather and inventory remain the most significant drivers of natural gas prices and a colder winter this year could deplete the inventory overhang and result in upward pressure on prices.

Canetic has an active hedging program that is intended to reduce exposure to price volatility through the use of financial derivatives. Canetic will hedge the price exposure on up to 50% of its production through the use of swaps, collars or other participating structures that provide firm floor prices while maintaining some exposure to price increases. In addition to our hedging activities, Canetic attempts to reduce sensitivity to price volatility by splitting our physical natural gas sales evenly between daily and monthly index pricing terms.

Our hedging program has provided a solid backstop for our operations.  For the fourth quarter of 2006, over 40 percent of crude oil volumes are hedged with average floors of approximately $US 52.50 per bbl and approximately 45 percent of natural gas volumes are hedged with average floors of $C 7.52 per gj.   For 2007, approximately 40 percent of crude oil volumes are hedged with average floors of approximately $US 58.35 per bbl while 44 percent of natural gas volumes are hedged to the end of March 2007 with average floors of $C 7.74 per gj and 33 percent of natural gas volumes are hedged to October 2007 with average floors of $C 6.80 per gj.  Further details on our current positions are available in the MD&A on www.sedar.com.

CASH DISTRIBUTIONS & TAXABILITY

	Three Months Ended			Nine Months Ended
(000’s)	Sep 30 2006	Jun 30 2006	Sep 30 2005	Sep 30 2006	Sep 30 2005
Cash flow from operating activities	138,644	239,665	83,329	485,823	199,167
Asset retirement costs incurred	4,639	(2.468)	1,823	10,563	4,073
Changes in non-cash working capital	56,985	57,080	7,527	83,676	50,758
Funds flow from operations	200,268	185,053	92,679	580,062	253,998
Cash distributions	144,859	139,236	52,297	416,974	154,216
Distributions per unit	0.6900	0.6900	0.5850	2.0700	1.7551
Payout Ratio	72	75	56	72	61

Canetic paid distributions of $144.9 million ($0.69 per Trust unit) during the quarter.  This represents a payout ratio of 72 percent.

Based on our current business and financial model, and including the impact of the Samson acquisition that closed August 31, 2006, Canetic estimates that for 2006 income tax purposes, our distributions will be comprised of zero to 15 percent return of capital and 85 to 100 percent income for Canadian investors.  For US investors, we estimate that our distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law. This tax estimate is based on information available to Canetic as of November 8, 2006, and is subject to change based on a variety of circumstances including, but not limited to, commodity prices, acquisitions, tax laws and tax and royalty rates. Actual taxable and return of capital amounts will be provided in early 2007.

REVIEW OF OPERATIONS

Capital spending on development activities for the three months ended September 30, 2006 totalled $104.4 million.  The expenditures included $41.1 million for drilling, $20.9 million for facilities and well site equipment, $38.5 million for workovers, recompletions and optimization, $3.8 million for land and $0.2 million for geological expenditures. Our program, year to date, has been very successful.  We have added production of approximately 14,000 boe per day with the expenditures incurred and have achieved notable success in Pouce Coupe, Acheson, Williston Basin and in respect of our CBM projects. Year to date, the 2006 drilling program has achieved a 97 percent success rate drilling 150 gross (59.0 net) gas wells, 101 gross (59.4 net) oil wells, 5 gross (2.1 net) service wells and 7 gross (5.1 net) wells to be abandoned.  Canetic operated 74 gross (64.7 net) wells while its partners operated 189 gross (60.9 net) wells.

Optimization continues to be a key part of our development program.  During the third quarter of 2006, Canetic executed over 180 operated optimization and facility events, adding over 2,700 boe per day of new production.

The third quarter of 2006 was highlighted by activity in the following areas:

•

In the Southern area, Canetic participated in 26 gross (13.5 net) wells during the third quarter with a 96 percent success rate.  Year to date, we have drilled 44 gross (19.8 net) wells with a 93 percent success rate. During the third quarter, Canetic drilled seven 100% working interest infill drills in various Lower Manville and Nisku oil pools, of which, six have been cased.  Two very successful infill wells were drilled into the Lower Mannville E3E on one successful test well in the Mannville D3D.  Two other drills in the Arcs D pool are awaiting tie-in.  Canetic anticipates drilling an additional 6 to 8 oil wells in the Rosemary area, during the remainder of 2006.

•

In the South Central area, Canetic participated in the drilling of 8 gross (5.9 net) wells with a success rate of 88 percent during the third quarter. Totals for the first nine months of 2006 were 19 gross (11.0 net) wells with a year to date success rate of 84 percent. Our outlook for the last quarter is to drill 3 additional oil wells and 1 gas well prior to year end.  A successful multi well drilling program in the Acheson area combined with an aggressive up-hole optimization program helped to back fill some of the decline seen in the D3a pool.  Given the volatility of natural gas prices, during the fourth quarter we conducted a turnaround at the Acheson Gas Processing Facility which lasted approximately one week.  The associated shut-in natural gas and NGL volumes were approximately 5,000 boe/d.

•

In the Williston Basin area, Canetic participated in the drilling of 10 gross (7.9 net) oil wells during the quarter with a 100 percent success rate, operating 8 of the 10 wells drilled and targeting the Alida, Frobisher and Torquay formations in southeast Saskatchewan.  All 8 Alida and Frobisher oil wells were tied in and on production prior to the quarter end, with the remaining 2 Torquay wells on prior to year end.  Totals for the first nine months of 2006 were 46 gross (31.0 net) oil wells with a 100 percent success rate.  Our outlook is to drill an additional 3 to 6 oil wells prior to year end.  Early in the fourth quarter, Canetic completed the drilling of its first well at Tracy Mountain, in North Dakota.  The well was tested and on production in early November with promising results.

•

During the third quarter, Canetic participated in 29 gross (11.2 net) coalbed methane (“CBM”) wells, bringing our year to date total to 69 gross (27.6 net) CBM wells with a 100 percent success rate, the majority of which are currently subject to the dewatering phase.  Production is expected to be on stream in late 2007. Canetic participated in 19 gross (9.5 net) CBM wells in the Wyoming area and 9 gross (1.3 net) Horseshoe Canyon wells in our Rocky area.  Within the South Central area we participated in 1 gross (0.4 net) horizontal well during the quarter at the Corbett Creek Upper Mannville CBM prospect. Our outlook is to participate in the drilling of an additional 20 to 25 gross wells for the remainder of 2006 and accordingly, Canetic has commenced a 50 well CBM program at Big Bend which is expected to be completed by mid year 2007 with sales volumes gradually coming on at the completion of the program and late into the year.

•

In the Rocky area, Canetic participated in the drilling of 20 gross (3.5 net) wells during the third quarter, none of which were operated. Management deferred much of the operated shallow gas drilling program due to facility constraints and softening gas prices. Canetic now anticipates 6 to 8 additional gas wells prior to year end with an ongoing program into the first quarter of 2007 to coincide with the startup of the previously announced Willisden Green Gas Processing Facility. Year to date, Canetic has participated in 59 gross (21.7 net) wells in this area with a 98 percent success rate resulting in 5 gross (2.6 net) oil wells, 30 gross (12.6 net) gas wells and 23 gross (5.7 net) CBM gas wells.

•

In the Peace River Arch area, Canetic participated in 1 gross (0.5 net) oil well, bringing our year to date totals to 13 gross (4.9 net) wells with a 100 percent success rate.  Canetic anticipates drilling another 3 to 4 locations in the Pouce Coupe area prior to year end with plans to continue the program into Q1 2007.  Our program to date has surpassed expectations in terms of production and reserve additions and we are optimistic about the upcoming program.  At the end of the quarter, Canetic was participating in one deeper test well with our joint venture partner in the Blackhawk area. An additional well is planned with the partner prior to year end.

Canetic will continue to focus the drilling program on high netback conventional oil and gas plays in areas where infrastructure is readily accessible such as Acheson, Rosemary, Alderson, Pouce Coupe and southeast Saskatchewan. Canetic is also gradually shifting the focus of our exploitation program towards longer life, shallow decline hydrocarbon plays.

Operating costs increased to $9.72 per boe in the third quarter of 2006 from those reported in the second quarter of 2006 of $8.80 per boe. Although operating costs generally have increased due to higher service costs in the field, certain additional costs continue to be incurred to ensure the predictability of production during periods of higher commodity prices.  In addition, operating costs in the third quarter reflect the annual payment of property taxes, plant turnaround and maintenance costs, and extensive well maintenance and workover programs which continue to be undertaken to maximize production and optimize plant utilization.  Operating costs during the quarter were also impacted by late joint venture billings from partners on non-operated properties in the amount of approximately $4.0 million or $0.58/boe.  We expect operating costs to average between $8.50 - $9.00 per boe for the remainder of 2006.

OUTLOOK

We will continue to actively exploit our asset base with plans to participate in the drilling of up to 30 operated wells in the fourth quarter of 2006.  We are very pleased with the success of our drilling and optimization programs year to date.  Canetic currently has four active rigs and will exit the year with four or five rigs working.

On October 31, 2006, the Canadian Minister of Finance announced its proposal to apply a tax on distributions from publicly-traded income trusts. Under the proposal, existing income trusts will be subject to the new tax commencing in their 2011 taxation year, following a four-year grace period.

Following the Minister’s announcement, the market’s reaction was significant and swift resulting in a widespread sell-off across the entire trust sector that eliminated tens of billions of dollars in unitholder value.  Income trusts comprise a significant portion of market capitalization in Canada, and trusts provide an important income stream for individuals, especially retirees and those planning retirement.

Canetic is a member of the Canadian Association of Income Funds ("CAIF") as well as the newly formed Coalition of Canadian Energy Trusts (the "Coalition"). We are concerned with the approach taken by our federal government and the mischaracterization of energy trusts and their impact on the Canadian economy.  Action plans have been put together by both CAIF and the Coalition to initiate a consultation with industry to develop and implement solutions that do not damage Canadians and the Canadian economy. It is our hope that through this process, the government will gain a clearer understanding of our issues and that together, we can find solutions that will see Canada's energy trusts continue to contribute to the prosperity of our nation.

We encourage our Unitholders to read the full transcript of the government's plan at: www.fin.gc.ca/news06/06-061e.html and consult with their financial and tax advisors regarding potential tax consequences based on their individual circumstances.  Unitholders may also express their views directly to the Minister of Finance, whose contact information is available at www.fin.gc.ca/admin/contact-e.html. Unitholders should also visit Canetic’s website at www.canetictrust.com.

Notwithstanding the recent announcement by the Canadian Minister of Finance, Canetic remains committed and believes it is well positioned both financially and operationally to continue to deliver solid returns to its investors in the years ahead.  Until the rules underlying the proposal put forward by the Minister of Finance are released in legislative form and passed into law, it is uncertain what the impact of such rules will be to the Trust and its Unitholders. We will continue to review the legislation and information as it becomes available and position our business accordingly.

ADVISORY

Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this news release include, but are not limited to, statements with respect to the production, cash flows, payout ratios, distributions, operating costs, commodity prices, taxability of distributions and operational activities.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; variations in interest rates; geopolitical instability; variability in consumer demand for oil, natural gas and natural gas liquids; variability in heavy oil differentials; variations in royalty rates; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; failure to complete drilling, maintenance and optimization programs due to bad weather, shortages of labour or equipment or other factors beyond the control of the trust;  inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax and environmental laws and regulatory matters; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All references are to Canadian dollars unless otherwise indicated.

Frequently Recurring Terms and Abbreviations:

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6  thousand cubic feet (mcf) of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Other frequently used abbreviations include:

boe/d – barrels of oil equivalent per day

mcf/d – thousand cubic feet per day

mmcf/d – million cubic feet per day

bbl/d – barrels of oil per day

gj – gigajoule

mmbtu – million British thermal units

NGL – natural gas liquids

Non-GAAP Measures

Management uses the term funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.

We use the terms operating and cash netbacks to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.

We use the term total capitalization, which we define as net debt including convertible debentures plus the market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore, they may not be comparable with calculations of similar measures for other companies or trusts.

Additional Information

 Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com, the EDGAR company profile at www.edgar.com or Canetic’s website at www.canetictrust.com.

CONSOLIDATED BALANCE SHEETS

unaudited ($000s)	September 30, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$ 242,503	$ 140,907
Prepaid expenses and deposits	26,204	11,630
Financial derivative asset	12,391	–
	281,098	152,537
Property, plant and equipment, net	4,622,211	1,317,917
Goodwill	940,404	87,954
Deferred financing charges, net of amortization	9,460	689
Deferred costs	–	12,000
Total assets	$ 5,853,173	$ 1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 204,528	$ 157,368
Income taxes payable	43,946	–
Distributions payable	51,641	17,834
Financial derivative liability	13,752	22,965
	313,867	198,167
Bank debt	1,223,016	309,146
Convertible debentures	263,382	16,289
Financial derivative liability	8,393	8,763
Future income taxes	241,731	202,110
Asset retirement obligations	140,241	68,235
	2,190,630	802,710
Non-controlling interest	–	3,804

UNITHOLDERS’ EQUITY
Capital	4,205,576	1,087,459
Convertible debentures	4,065	–
Contributed surplus	–	40,836
Deficit	(547,098)	(363,712)
	3,662,543	764,583
Total liabilities and unitholders’ equity	$ 5,853,173	$ 1,571,097

CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS

	Three months ended September 30		Nine months ended September 30
unaudited ($000s except per unit amounts)	2006	2005	2006	2005
REVENUE
Petroleum and natural gas sales	$ 368,502	$ 217,449	$1,060,053	$566,151
Royalty expense (net of Alberta Royalty Tax Credit)	(62,432)	(49,126)	(194,651)	(123,420)
	306,070	168,323	865,402	442,731
EXPENSES
Operating	66,579	33,218	178,226	92,518
Transportation	4,980	2,262	13,716	6,581
General and administrative	8,870	5,880	28,163	15,881
Interest on bank debt	13,908	3,186	34,197	9,830
Interest on convertible debentures	1,908	875	4,024	3,904
Unit-based compensation	892	11,257	19,562	16,384
Depletion, depreciation and amortization	168,639	62,591	469,129	178,460
Accretion of asset retirement obligations	2,851	1,173	7,759	3,519
Realized loss (gain) on financial derivatives	(844)	26,889	12,831	54,460
Unrealized loss (gain) on financial derivatives	(72,453)	17,798	(79,759)	67,954
	195,330	165,129	687,848	449,491
Earnings (loss) before taxes	110,740	3,194	177,554	(6,760)
Provision for capital taxes	7,653	3,117	11,435	4,893
Future income tax expense (recovery)	424	(6,461)	(78,614)	(28,839)

NET EARNINGS	102,663	6,538	244,733	17,186
Deficit, beginning of period	(499,843)	(312,624)	(363,712)	(221,083)
Distributions declared	(149,918)	(52,909)	(428,119)	(155,098)
Deficit, end of period	$(547,098)	$(358,995)	$(547,098)	$(358,995)
Net earnings per unit (2005 restated)
Basic	$ 0.49	$ 0.07	$ 1.23	$ 0.20
Diluted	$ 0.48	$ 0.07	$ 1.21	$ 0.19
Weighted average units outstanding (2005 restated)
Basic	210,226	89,801	199,640	88,042
Diluted	217,337	91,016	204,415	89,227

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30
unaudited ($000s)	2006	2005	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings	$ 102,663	$ 6,538	$ 244,733	$ 17,186
Adjustments for:
Unit-based compensation	(1,856)	11,040	16,814	15,718
Depletion, depreciation and amortization	168,639	62,591	469,129	178,460
Accretion	2,851	1,173	7,759	3,519
Unrealized loss (gain) on financial derivatives	(72,453)	17,798	(79,759)	67,954
Future income tax expense (recovery)	424	(6,461)	(78,614)	(28,839)
Asset retirement costs incurred	(4,639)	(1,823)	(10,563)	(4,073)
Changes in non-cash operating working capital	(56,985)	(7,527)	(83,676)	(50,758)
	138,644	83,329	485,823	199,167
FINANCING ACTIVITIES
Proceeds from bank debt	329,224	7,819	479,747	53,084
Proceeds from issuance of units, net of issue costs	453,016	2,372	469,366	7,431
Proceeds from issuance of convertible debentures, net of issue costs	220,800	–	220,800	–
Distributions to unitholders	(144,859)	(52,297)	(416,974)	(154,216)
Changes in non-cash financing working capital	–	31	–	329
	858,181	(42,075)	752,939	(93,372)
	996,825	41,254	1,238,762	105,795
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(4,480)	(1,221)	(28,349)	(9,947)
Disposition of petroleum and natural gas properties	–	–	–	4,610
Corporate acquisitions, net of cash	(897,458)	–	(933,458)	–
Capital expenditures	(108,204)	(39,247)	(264,056)	(102,280)
Changes in non-cash investing working capital	13,317	(786)	(12,899)	1,822
Cash used in investing activities	(996,825)	(41,254)	(1,238,762)	(105,795)
Cash beginning and end of period	$ –	$ –	$ –	$ –
The Trust paid the following cash amounts:
Interest paid	$ 14,986	$ 2,376	$ 41,881	$ 11,428
Capital taxes paid	$ 4,413	$ 1,988	$ 14,888	$ 3,570

Canetic's complete Financial Statements and Notes and Management Discussion and Analysis are available on Canetic's website at www.canetictrust.com or on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.